February 10, 2011
Ms. Linda Cvrkel,
This letter is in response to your follow-up communication dated January 21, 2011 regarding Premier Exhibitions, Inc.’s Form 10-K for the year ended February 28, 2010, filed on May 14, 2010, File number 000-24452. Your original letter was dated November 30, 2010 and we responded to that communication with our letter dated December 14, 2010.
We respectfully request confidential treatment of responses to questions #4 and #5 as they qualify for confidential treatment under Rule 83 as competitively sensitive information.
Please feel free to contact me with any questions or concerns.
Respectfully,
/s/ Christopher J. Davino
Christopher J. Davino
Chief Executive Officer
Premier Exhibitions, Inc.

Securities and Exchange Commission Review
Form 10-K for the year ended February 28, 2010
Note 9. Stock Compensation and Stock Options, page 48
1.	We note your response to our prior comment nine that you recalculated the fiscal 2009 volatility assumption at 121% and determined that the amount of stock compensation expense recorded for fiscal 2009 based on the 50% volatility assumption was not materially misstated. In this regard, please tell us the amount of actual stock compensation expense you recognized using the 50% volatility assumption and the amount had you used the 121% volatility assumption. Also, please revise your disclosure in future filings to disclose that had the method for calculating the volatility assumption been consistently applied for fiscal 2009 (i.e. historical volatility), the amount of stock compensation expense would not have materially differed. Furthermore, revise future filings to disclose stock compensation expense for fiscal 2009 includes a credit of $4.2 million related to the forfeitures of stock options and restricted stock by certain executive employees and directors that were terminated in 2009.

PRXI Response: In fiscal 2010, the Company recalculated its volatility assumption for the fiscal year ended February 28, 2009 (“fiscal 2009”) at 121% and using this revised assumption recalculated its fiscal 2009 stock compensation expense, including forfeitures, as reflected in the following table:

2009 Stock Compensation	Recalculated using	Reported using
(in millions)	121% volatility	50% volatility	Difference
Gross stock compensation	$5.954	$5.607	$0.347
Less: Forfeitures	4.527	4.180	0.347

Net stock compensation	$1.427	$1.427	$—

As reflected in the table above, by using the 121% volatility rate, stock compensation for fiscal 2009 increased by $0.347 million to a total of $5.954 million. We also recalculated the forfeitures of stock options and restricted stock by employees and directors terminated in 2009 and determined that by using the revised 121% volatility rate the forfeitures would have increased by $0.347 million, as the forfeitures included fiscal 2009 stock compensation expense. Therefore, the gross stock compensation amount and forfeitures, as a result of the change in the volatility assumption, changed by $0.347million each with no net impact to the stock compensation expense as reported for fiscal 2009.
Regarding the inclusion of additional disclosure related to the fiscal 2009 forfeitures in our future filings, we are only required to present two years of information in our upcoming Form 10-K for the fiscal year ended February 28, 2011 (“fiscal 2011”), as the Company qualifies as a smaller reporting company. Therefore, our Form 10-K for fiscal 2011 will only include two years of financial statement information (i.e. fiscal 2011 and fiscal 2010) and no fiscal 2009 information will be included in accordance with the reporting requirements for smaller reporting companies.

2.	We note from your response to our prior comment 10 that in fiscal 2009 you issued 300,000 warrants under a services agreement and the fair value of the warrants was determined using the Black-Scholes model. Please revise future filings to include the assumptions used in the Black-Scholes model to determine the fair value of the warrants.

PRXI Response: The Company will include disclosure of the assumptions used in the Black-Scholes model to determine the fair value of warrants in our next Form 10-K for fiscal 2011 and in all future 10-K filings.

Schedule of Valuation and Qualifying Accounts, page 64
3.	We note from your response to our prior comment number 14 that $1.2 and $.540 million of the reduction in the allowance for doubtful accounts in fiscal 2009 were due to write-offs of accounts receivable from presenting partners where collection of outstanding amounts was not possible. In this regard, please tell us the timing of when (1) revenue related to the $1.2 and $.540 million was originally recognized and (2) the allowance for such amounts was established. If both occurred during fiscal 2009, please tell us why you believe the recognition of revenue for such amounts was appropriate. We may have further comment upon receipt of your response.

PRXI Response: The amounts included in your question above and our responses to your first letter pertain to the fiscal year ended February 28, 2010 (“fiscal 2010”).

Regarding the $1.2 million reduction in the allowance for doubtful accounts, $1.1 million related to revenue earned between April and August of fiscal 2010 from one of our presenting partners of the New York City (“NYC”) Bodies exhibit, with the remaining $0.1 million related to reimbursable expenses during that time period. Upon making the decision during the third quarter of fiscal year 2010 to self-run more exhibits, including our NYC exhibit, we determined that most of the uncollected amounts from this presenting partner would be difficult to collect and we established an allowance for $1.0 million in September of fiscal 2010. The Company negotiated a settlement of all outstanding invoices and terminated all existing contracts with the presenting partner in an agreement signed in September of fiscal 2010. In accordance with the agreement, we agreed to write off $1.2 million of receivables ($1.1 million related to revenue and $0.1 million related to reimbursable expenses) related to the NYC Bodies exhibit from this presenting partner and recorded the write off in October of fiscal 2010. As the Company was operating in the normal course of business with this particular vendor when the revenue was recorded and did not anticipate collectability issues, we reported the revenue from the presenting partner and established a related receivable. Upon change of circumstances, the Company appropriately recorded an allowance for the majority of the receivable balance. Upon final negotiations with the presenting partner we recorded the reduction in the allowance for those amounts that we agreed to write-off.
The remaining $540 thousand reduction in the allowance for doubtful accounts related to the following:
•	$120 thousand in write-offs for receivables fully reserved by MGR Entertainment. We purchased MGR Entertainment in April of fiscal 2009. After efforts to collect, we determined these amounts were not collectible and therefore recorded the write-off in February of fiscal 2010.

•	$102 thousand related to a Star Trek exhibit in Phoenix, AZ. Of the total write-off, $57 thousand related to production expenses in excess of the venue budget that were not collectable. The remaining $45 thousand related to uncollectable amounts due to the venue generating a loss. Per the contract agreement, the Company agreed to share in any profit or loss from the exhibit with 75% to PRXI and 25% to the presenting partner.

•	$318 thousand related to Titanic venues, as follows:
•	$180 thousand related to uncollectible license fee revenue from the Budapest Titanic exhibit from fiscal 2008, of which the full $180 thousand was reserved during fiscal 2009;and

•	$138 thousand related to Titanic exhibit reimbursable and merchandise expenses from fiscal 2008 and prior ($112k) and 2009($26k), of which $69 thousand was reserved during fiscal 2008 with the remaining amount reserved during fiscal 2009.
Many of the exhibitions that we present run for a six to nine month time frame and therefore revenues and write-offs can be recorded in the same fiscal year, as when the venue opens and revenues are recorded, there is usually no evidence that collectability will be an issue. However, as the exhibition nears its end and then closes, sometimes collectability issues do arise. When those circumstances occur, we record an appropriate allowance against the receivable, and then write off the balance when a settlement is reached or when it is determined no amounts can be collected.
Form 10-Q for quarter ended August 31, 2010
4.	We note from your response to our prior comment 15 that you are capitalizing the amounts paid to WHOI for 1) services provided to the Company in exchange for $1,000,000 and services provided to the Company related to the use of two Autonomous Underwater Vehicles on the expedition in exchange for a payment of $766,787.00 because you believe the footage and other benefits obtained from the associated dive will provide long-term commercial value. However, we do not believe that your response adequately explains why capitalization of these costs is appropriate. Please explain to us in further detail, citing authoritative literature, why you believe it is appropriate to capitalize these amounts, the period over which such assets will be amortized and the basis for determining the amortization period. We may have further comment upon receipt of your response.

PRXI Response: This information has not been included per Rule 83.
Note 3. 2010 Expedition to Titanic Wreck Site
5.	We note from your response to our prior comment 16 and disclosure in Note 5 to the Form 10-Q for the quarter ended November 30, 2010, that as of November 30, 2010 you had not completed the assignment and allocation of costs to specific assets. Please tell us whether the valuation and costs to be allocated with respect to the expedition has been finalized and if so, please provide us with the final valuation of the amounts you plan to capitalize and how the value of each significant amount was determined. Also, please provide us and revise future filings to disclose the amortization period(s) for each significant asset group and describe the basis for determining the amortization period.

Also, we note that $635,270 of general management expenses has been included in the costs capitalized. Please explain to us, and disclose in future filings, how you determined the amount of management costs capitalized and why you believe it is appropriate to capitalize that amount. If the amount represents an allocation, please disclose the basis for the allocation. In regards to the Titanic Preservation Alliance point of presence, or website costs, please revise future filings to include the nature of the types of costs related to the website that were capitalized in accordance with ASC 350-50-25-15.
Additionally, please tell us if there were any additional costs incurred related to the expedition that were not capitalized as Titanic expedition costs, but were rather expensed. In light of the fact that you disclose that the general purpose of the expedition was to collect and interpret scientific data for the long-term protection and management of the Titanic, we would expect that not all of the costs related to the expedition be capitalized as film costs. Please advise or revise accordingly.
PRXI Response: This information has not been included per Rule 83.
Note 4. Non-Controlling Interest
6.	We note from your response to our prior comment 17 that you believe you control this joint venture by virtue of your role in identifying and initially developing costs. We further note that you have revised Note 6 in the Form 10-Q for the quarter ended November 30, 2010 to disclose that other considerations regarding management and advancement of the joint venture have led management to conclude that it has significant control. However, we do not believe your response or revised disclosure show that you will continue to have a controlling financial interest or majority voting interest in this joint venture. Please refer to ASC 323-30-25 and 810-10-25 and provide us further details of why you believe you appropriately consolidate this entity, or alternatively, please revise to account for this joint venture under the equity method of accounting.
PRXI Response: As previously noted in our response dated December 14, 2010, we have formed a partnership with S2BN, who brings knowledge and experience in the area of promoting consumer oriented experiences that center on popular culture. Although this venture was formed around initially one project, it is expressly intended to function as a vehicle for other similar concepts and exhibit properties in the future. If significant changes are made to the joint venture terms, participants, or exercisability of the Company’s rights, per ASC 825-10-25-5 the Company will reassess its determination that it has significant control of the joint venture.
The joint venture was established as a 50/50 split of costs and profits, so there is no majority owner on a percent of ownership basis. Although the Company does not have a controlling financial interest (which is the usual condition for determination of consolidation per ASC 323-30-25), we have determined that consolidation of the joint venture is appropriate per ASC 810-10-25, which indicates that assessment of consolidation includes determination of which investor participates in the financial and operating decisions of the investee that are made in the ordinary course of business (“participating rights”). In considering the following actions taken by the Company related to the joint venture, we have concluded that the Company does meet the criteria for consolidation per ASC 810-10-25:
•	We are responsible for directing and carrying out the activities of the business and controls, while S2BN has a very limited role in those activities;

•	S2BN mainly acts as a financial investor in the joint venture;

•	The Company takes the lead role of identifying and initially developing concepts and acquiring exhibit trademark and property rights, and we determine which concepts and properties to contribute to the joint venture with S2BN, and which to pursue and exploit on our own;

•	We have the ability to produce these exhibitions and move them around the world, which is an operational and technical skill set in the industry for which S2BN does not currently have sufficient resources, and they therefore defer to the Company to perform these functions; and

•	We, and not S2BN, are the party to the license agreement with the 3rd party trademark licensor for the initial exhibit that is currently under development, and we also have the relationships and ability to enter into future license agreements.
Form 10-Q for the quarter ended November 30, 2010
Note 9. Subsequent Events
7.	We note your disclosure that on January 11, 2011 you announced intentions to exit the self-operated Bodies exhibitions and focus on touring Bodies with promoters and museums, as well as the Titanic exhibitions, Dialog in the Dark and new content. Please tell us if there are any assets on the balance sheet as of November 30, 2010 that relate to the self-operated Bodies exhibitions, such as exhibition licenses, or property and equipment and explain to us why it appears no impairment charge has been recognized for such amounts as a result of this decision. If such amounts are considered impaired subsequent to November 30, 2010, please explain to us why you believe it is appropriate to recognize the impairment subsequent to the quarter ended November 30, 2010. As part of your response, include the amount of any asset impairment charge and the expected timing of the charge in the income statement. We may have further comment upon review of your response.
PRXI Response: We have not impaired any assets related to our decision to exit the self-operated Bodies exhibitions. For these self-run exhibitions, the license agreements had reached the end of their terms and had been fully amortized. Therefore, there is no impairment for licenses. Regarding property and equipment, assets related to our exhibits are interchangeable between exhibition type, whether it is for another Bodies exhibit or a different exhibit such as Titanic, as they are mainly comprised of lighting and electrical equipment, display cases, trusses, panels, and tools that are used in all exhibits. In addition, we are continuing the Bodies exhibits with promoters, and therefore these assets can be used in those exhibitions as well. As these assets are still usable in other venues, we did not impair any property and equipment.